Filed by Lakeshore Acquisition II Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nature’s Miracle, Inc.

Commission File No. 001-41317

NATURE’S MIRACLE, INC. ANNOUNCES JOINT DEVELOPMENT OF “MIRACLEFARM” CONTAINER FARM UNITS WITH AFAFA

LOS ANGELES, – February 9, 2024 – Nature’s Miracle Holdings Inc. (“Nature’s Miracle”) has entered into a Joint Development Agreement with Afafa, Inc. (“AFAFA”) to exclusively design, develop, manufacture and sell industry leading MiracleFarm “5+1” container farm units. MiracleFarm “5+1” container units are expected to be an innovator in the vertical farming business as a self-contained indoor farming unit which can create cost savings combined with potential higher yield compared to a conventional vertical farming facility. A MiracleFarm “5+1” container farm consists of five vegetable-growing 40-foot containers plus one container providing the controlling and seeding function. MiracleFarm plans to utilize industrial robots inside the container to maintain the micro environment inside the MiracleFarm containers. MiracleFarm can also be deployed with solar power generation as well as mobile energy storage units depending on locations. Nature’s Miracle will jointly develop MiracleFarm with AFAFA by investing in research, design of the product, material costing and final manufacturing processes of units. AFAFA will become the manufacturing partner while Nature’s Miracle will be the exclusive partner for marketing, sales and distribution in North America, Europe, Asia and Middle East. Nature’s Miracle is planning to launch our Miracle Farm “5+1” container farm units in North America in mid-2024.

Management Comments

“Pressing significant issue with the vertical farming industry in North America has been the high cost of constructing vertical farming facilities as well as high maintenance and operating costs. We believe MiracleFarm will address this issue by reducing the building cost of vertical farming facilities. In addition, the utilization of automation as well as deployment of renewable energy is expected to reduce operating costs. We have been a leader in designing and sourcing products for the controlled environment agriculture industry.” said Tie “James” Li, Chairman and Chief Executive Officer of Nature’s Miracle. “We hope the launch of MiracleFarm “5+1” will make the vertical farming industry in North America more sustainable by reducing both the initial Capex as well as the on-going operating costs. Our deep knowledge of the sector helps us design and build practical and cost-efficient solutions in an industry concerned with high capital expenditures. The “5+1” series can be applied in both urban and rural areas and as a sustainable alternative to traditional farming methods”.

According to David Lu, CEO of Afafa, Inc. “We have chosen to partner exclusively with Nature’s Miracle in the development and launch of the MiracleFarm 5+1 units. Their sales footprint in North America is compelling and we are quite pleased in the results of the product development process and prospects for demand in North America and other markets.”

About Nature’s Miracle Holdings Inc.

Nature’s Miracle (www.Nature-Miracle.com) is a growing agriculture technology company providing equipment and services to growers in the Controlled Environment Agriculture (“CEA”) industry which also include vertical farming in North America. Nature’s Miracle offers hardware to design, build and operate various indoor growing settings including greenhouse and indoor-growing spaces. Nature’s Miracle, through its two wholly-owned subsidiaries (Visiontech Group, Inc. and Hydroman, Inc.), provides grow lights as well as other hydroponic products to hundreds of indoor growers in North America. Nature’s Miracle has also developed a robust pipeline to build commercial-scale greenhouse in the U.S. and Canada to meet the growing needs of fresh and local vegetable products. Nature’s Miracle has established its first manufacturing footprint in North America with its grow-light assembly plant in Manitoba, Canada and is expected to set up additional manufacturing/assembly facilities in North America.

Nature’s Miracle Inc. and Lakeshore Acquisition II Corp. (“Lakeshore”) (Nasdaq: LBBB) previously announced that they entered into a definitive business combination agreement (the “Merger Agreement”). The Registration Statement on Form S-4 in connection with the planned business combination has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The extraordinary general meeting to consider and vote upon the business combination and related matters has been set for February 15, 2024. Upon consummation of the business combination, the combined company will be renamed Nature’s Miracle Holding Inc. and its common stock and warrants are expected to be traded on the Nasdaq Global Market.

About Afafa, Inc.

Afafa, Inc., based in Shenzhen, PRC, is a leader in the development and manufacturing of systems for the controlled environment industry having pioneered advances in LED lighting used for vertical farming and related products automating and increasing yields in indoor farming. Under various brand names, their products are used throughout North America and Europe.

Important Information About the Proposed Business Combination and Where to Find It

This press release includes information about a proposed business combination between Lakeshore and Nature’s Miracle. A full description of the terms of the business combination have been provided in a Registration Statement on Form S-4 and a definitive proxy statement filed with the SEC. The proxy statement has been mailed to Lakeshore’s shareholders as of a record date established for voting at the shareholders’ meeting relating to the proposed transactions. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lakeshore’s shareholders and other interested persons are advised to read the Registration Statement on Form S-4 and proxy statement and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about Nature’s Miracle, Lakeshore and the proposed business combination. The Registration Statement on Form S-4 and the proxy statement and other documents filed with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, or by directing a written request to Lakeshore, 667 Madison Avenue, New York, NY 10065.

Participants in the Solicitation

Lakeshore, certain shareholders of Lakeshore, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Lakeshore in connection with the proposed business combination. A list of the names of such shareholders, directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement for the proposed business combination. A list of the names of Lakeshore’s directors and executive officers and a description of their interests in Lakeshore is contained in Lakeshore’s registration statement on Form S-1, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to Lakeshore, 667 Madison Avenue, New York, NY 10065. Additional information regarding the interests of such participants is contained in the Registration Statement on Form S-4 and proxy statement for the proposed business combination.

Nature’s Miracle and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Lakeshore in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement for the proposed business combination.

Forward-looking Statements

Except for historical information contained herein, this press release contains certain “forward-looking statements” within the meaning of the federal U.S. securities laws with respect to the proposed business combination between Lakeshore and Nature’s Miracle, the benefits of the transaction, the amount of cash the transaction will provide Nature’s Miracle, the anticipated timing of the transaction, the services and markets of Nature’s Miracle, our expectations regarding future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “expect,” “may,” “could,” “will,” “potential,” “intend,” “estimate,” “should,” “plan,” “predict,” or the negative or other variations of such statements, reflect our management’s current beliefs and assumptions and are based on the information currently available to our management. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual results or developments to differ materially from those expressed or implied by such forward-looking statements, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Lakeshore’s securities; (ii) the risk that the transaction may not be completed by Lakeshore’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Lakeshore; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Lakeshore, the satisfaction of the minimum cash amount following any redemptions by Lakeshore’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Nature’s Miracle’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of Nature’s Miracle; (viii) the outcome of any legal proceedings that may be instituted against Nature’s Miracle or Lakeshore related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Lakeshore’s securities on a national securities exchange; (x) changes in the competitive industries in which Nature’s Miracle operates, variations in operating performance across competitors, changes in laws and regulations affecting Nature’s Miracle’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and Nature’s Miracle’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) risks and uncertainties related to Nature’s Miracle’s business, including, but not limited to risks relating to the uncertainty of the projected financial information with respect to Nature’s Miracle; risks related to Nature’s Miracle’s limited operating history, the roll-out of Nature’s Miracle’s business and the timing of expected business milestones; Nature’s Miracle’s ability to implement its business plan and scale its business; Nature’s Miracle’s ability to develop products and technologies that are more effective or commercially attractive than competitors’ products; Nature’s Miracle’s ability to maintain accelerate rate of growth recently due to lifestyle changes in the wake of COVID-19 pandemic; risks of increased costs as a result of being a public company; risks relating to Nature’s Miracle’s being unable to renew the leases of their facilities and warehouses; Nature’s Miracle’s ability to grow the size of its organization and management in response of the increase of sales and marketing infrastructure; risks relating to potential tariffs or a global trade war that could increase the cost of Nature’s Miracle’s products; risks relating to product liability lawsuits that could be brought against Nature’s Miracle;; Nature’s Miracle’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; Nature’s Miracle’s ability to expand internationally; acceptance by the marketplace of the products and services that Nature’s Miracle markets; and government regulations and Nature’s Miracle’s ability to obtain applicable regulatory approvals and comply with government regulations. The foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of proxy statement and other documents filed by Lakeshore from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and neither Nature’s Miracle nor Lakeshore assume any obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements. Neither Lakeshore nor Nature’s Miracle gives any assurance that either Lakeshore or Nature’s Miracle, or the combined company, will achieve its expectations.

Non-solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Lakeshore, Nature’s Miracle or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

info@nature-miracle.com

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